Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Paul*Hastings*


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(213) 683-6107
toshiyukiarai@paulhastings.com

July 22, 2003 32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period from June 3, 2003 through and including July 17, 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

LA/921386.1

dlw 7/22

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

03 ... 7:21

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM JUNE 3, 2003 TO JULY 17, 2003

1. Notice of the 179th Ordinary General Meeting of Shareholders, June 3, 2003 (Exhibit 1) (English translation attached).

2. Notice of Closure of Operations and Liquidation of Y.P. Packing Co., Ltd., June 18, 2003 (Exhibit 2) (English translation attached).

3. Notice of Resolutions Passed at the 179th Ordinary General Meeting of Shareholders, June 26, 2003 (Exhibit 3) (English translation attached).

4. Notice of Establishing ADR Program, July 8, 2003 (Exhibit 4) (English translation attached).

5. Notice of European Commission Decision to Fine Yamaha Corporation and Certain Subsidiaries, July 17, 2003 (Exhibit 5) (English translation attached).

Exhibit 1

平成15年6月3日

株　主　各　位

静岡県浜松市中沢町10番1号
ヤマハ株式会社
代表取締役社長　伊　藤　修　二

第179期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。
　さて、当社第179期定時株主総会を下記の通り開催いたしますので、ご出席くださいますようご通知申しあげます。
　なお、当日ご出席願えない場合は、同封の議決権行使書用紙またはインターネットにより議決権を行使することができます。書面により議決権を行使する場合には、お手数ながら後記の「議決権の行使についての参考書類」をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、平成15年6月25日（水曜日）までに当社に到着するようご返送いただきたくお願い申しあげます。また、インターネットにより議決権を行使する場合には、同じく後記の参考書類をご検討いただき、後記の「インターネットによる議決権行使のお手続きについて」（23頁）をご確認のうえ、議決権の行使をお願い申しあげます。

敬　具

記

1．日　　時　**平成15年6月26日（木曜日）午前10時**
2．場　　所　**浜松市中沢町10番1号　当社18号館1階**
3．会議の目的事項
報告事項　平成15年3月31日現在の貸借対照表ならびに第179期（平成14年4月1日から平成15年3月31日まで）営業報告書および損益計算書の内容報告の件
決議事項
第1号議案　第179期利益処分案承認の件
第2号議案　自己株式取得の件
議案の要領は、後記の「議決権の行使についての参考書類」（18頁）に記載の通りであります。
第3号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」（18頁から19頁まで）に記載の通りであります。
第4号議案　取締役4名選任の件
第5号議案　監査役3名選任の件
第6号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件

以　上

（お願い）　当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

（添 付 書 類）

営 業 報 告 書

（平成14年４月１日から
平成15年３月31日まで）

Ⅰ　営業の概況

(1)　営業の経過および成果

①　全般的状況

当期におけるわが国経済は、個人消費が低迷する中、住宅投資、民間設備投資も減少傾向が続き、依然として厳しい状況が続きました。海外の景気は、米国、アジアを中心として回復基調で推移しましたが、期の後半には米国経済の成長に翳りがみられたほか、期末にはイラク情勢の緊張が高まるなど先行きへの不安が広がりました。

このような状況の中で当社は、技術開発力、商品企画力の向上に努め多くの新商品を市場に投入するとともに、低迷する国内市場の活性化に取り組んだほか、生産・物流の効率化、事業再構築、事業提携を積極的に推進してまいりました。また、中国統括会社や製造現地法人を設立するなど、成長市場への積極的な投資を行いました。メディア関連では、音楽ポータルサイトの充実やインターネット上での一般消費者向け通販事業参入などネットビジネスの拡大を図りました。

販売状況につきましては、楽器部門が輸出売上げを伸ばしたほか、電子機器部門でも半導体の伸長により売上げ増加となりましたが、オーディオおよび情報通信機器部門はパソコン用ＣＤ－Ｒ／ＲＷドライブの事業撤退により売上げ減少となりました。

以上により売上高は3,340億78百万円（前期比5.5％増加）となりました。このうち、国内売上高は1,817億12百万円（前期比9.7％増加）、輸出売上高は1,523億65百万円（前期比0.8％増加）となりました。

損益につきましては、半導体が大幅に売上げを伸ばしたのをはじめ全体的に堅調な売上げとなったこと、および製造原価の低減と販管費の合理化に努めた結果、経常利益は222億18百万円（前期比240.3％増加）となり、当期利益も77億６百万円（前期は当期損失253億28百万円）となりました。

②　部門別状況

〔楽器部門〕

ピアノにつきましては、国内売上げおよび輸出売上げともに横ばいで推移しました。電子楽器は、「ＤＧＸ」シリーズをはじめとするポータブルキーボード、電子ピアノ「Ｐ－120」、シンセサイザー、ＰＡ機器が市場の高い評価を得て、売上げを伸ばしました。その他の楽器では、管楽器は横ばいとなりましたが、弦楽器は輸出の伸長により売上げ増加となりました。また、サイレントギターのバリエーションの拡大や「光るギター」の発売により新しい商品ジャンルの開拓に努めました。

以上により、当部門の売上高は1,628億87百万円（前期比1.3％増加）となりました。

〔オーディオおよび情報通信機器部門〕

オーディオは、ホームシアター関連商品が順調に推移し、新商品のＤＶＤプレーヤー内蔵モデル「シネマステーション」シリーズによる顧客層の拡大もあり、売上げを伸ばしました。

情報通信機器は、パソコン用ＣＤ－Ｒ／ＲＷドライブ後付タイプの急激な商品市場の縮小とこれに伴う同事業の撤退により、大幅な売上げ減少となりました。

以上により、当部門の売上高は689億７百万円（前期比6.3％減少）となりました。

〔電子機器部門〕

半導体は、携帯電話用音源ＬＳＩが韓国および中国市場の需要にも支えられ大幅に売上げを伸ばしました。また、アミューズメント用ＬＳＩおよび業務用ＩＳＤＮ機器用の通信ＬＳＩも堅調に推移しました。

以上により、当部門の売上高は459億28百万円（前期比85.3％増加）となりました。

〔部品その他部門〕

ゴルフ用品は新商品「インプレス」シリーズの好調により売上げを伸ばしました。自動車用内装部品はモデルチェンジの狭間で売上げは減少となりました。

以上により、当部門の売上高は116億99百万円（前期比9.9％減少）となりました。

〔教室収入他部門〕

音楽教室収入につきましては、新規会場展開や新ソフト拡大により大人の在籍生徒数が増加しましたが、少子化の影響により子供の在籍生徒数が減少したことから、売上げは減少となりました。

英語教室収入は、社会的な英語への関心の高まりの中、低年齢層を中心に在籍生徒数が増え、また在宅学習用ビデオの販売も好調で、売上げは増加となりました。

コンテンツ配信収入につきましては、ネット接続型携帯電話の普及と連動して会員数は増加しましたが、競争の激化により売上げは微減となりました。

なお、平成14年10月1日にヤマハリゾート株式会社を吸収合併したことに伴いレクリエーション施設営業委託が追加されました。

以上により、当部門の売上高は446億55百万円（前期比0.1％減少）となりました。

部門別売上高は次の通りであります。

部　　　門	売　上　高	前期比増減率	構成比率
楽　　　器	百万円 162,887	% 1.3	% 48.8
オーディオおよび情報通信機器	68,907	△ 6.3	20.6
電　子　機　器	45,928	85.3	13.7
部　品　そ　の　他	11,699	△ 9.9	3.5
教　室　収　入　他	44,655	△ 0.1	13.4
合　　　計	334,078	5.5	100.0

（注）輸出売上げは、楽器が1,019億57百万円、オーディオおよび情報通信機器が472億79百万円、電子機器が20億８百万円、部品その他が11億21百万円であります。

(2) 設備投資および資金調達の状況

設備投資の状況につきましては、新商品開発、研究、合理化投資を中心に67億円（前期比8.6％増加）の投資を行いました。

資金調達の状況につきましては、特に記載すべき事項はありません。

(3) 会社が対処すべき課題

当社は、「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」を目標に中期経営計画「感動創生21」を進めてまいりましたが、その最終年度にあたり、成長基盤の確立、さらなる経営の効率化の実現に向けて引き続き下記の課題に取り組んでまいります。

①楽器事業では、新商品の効果的な市場投入、成人向け音楽教室や演奏する場の拡大、楽器レンタル事業などを通して国内市場の活性化、楽器需要の開拓に努めるとともに、中国における生産・販売体制のスムーズな立ち上げに注力してまいります。

②オーディオおよび情報通信機器事業では、「ホームシアターNo.1戦略」の推進、中国における事業の早期立ち上げ、ネットワーク化、ソリューションビジネスでの成長を加速してまいります。

③電子機器事業では、音源ビジネスの拡大と新たなビジネスユニットの確立に努めます。

④コンテンツ事業では、携帯電話着信メロディー配信サービスのグローバル展開とメディア総合戦略展開に向けたデジタルコンテンツ制作能力の充実を図ります。

⑤リビング事業では、コストダウンによる収益改善とリフォーム市場での高付加価値ビジネスモデルの構築に努めます。また、レクリエーション事業では、各施設の特徴を活かした営業展開により集客数の増大と収益改善を図ります。ゴルフ事業は、対象顧客を明確にした商品開発とマーケティングを通して拡売を目指します。

⑥電子金属事業では、生産構造改革による事業基盤強化、ＦＡ・金型事業では、マグネシウム部品事業・金型事業の収益確保とＦＡ・ロボット事業の拡大、自動車用内装部品事業では製造効率の向上と新規顧客の開拓に努めてまいります。

⑦グループを挙げて、基幹情報システムの再構築、グローバルな生産戦略・購買戦略と品質管理の推進、ＩＴ・デジタル化に対応した特許戦略および特許取得強化、グループ内部資金と事業インフラの効果的な運用、効率的な物流体制の確立、遵法経営の徹底、地球環境対応、安全衛生管理の徹底に努めます。

株主の皆様におかれましては、今後とも一層のご指導・ご鞭撻を賜りますようお願い申しあげます。

(4) 営業成績および財産の状況の推移

区分 ＼ 期	第 176 期 平成11年4月1日から 平成12年3月31日まで	第177期 平成12年4月1日から 平成13年3月31日まで	第178期 平成13年4月1日から 平成14年3月31日まで	第179期 平成14年4月1日から 平成15年3月31日まで
売上高(百万円)	369,129	346,175	316,742	334,078
経常利益(百万円)	△ 7,388	13,338	6,530	22,218
当期利益(百万円)	△36,798	9,685	△25,328	7,706
1株当たり当期利益	△178円 18銭	46円 90銭	△122円 65銭	36円 95銭
総資産(百万円)	307,476	298,578	295,861	347,499
純資産(百万円)	142,389	150,836	140,730	146,394

(注)1. 第176期は、売上高減少と為替の影響などにより、経常損失を計上し、さらに特別早期退職優遇制度などの退職割増金の支払い、薄膜磁気ヘッド事業からの撤退に要した費用など事業構造改革に伴う特別損失に加え、退職年金の過去勤務費用を一括償却するための特別損失を計上したことにより当期損失が拡大しました。

2. 第177期は、薄膜磁気ヘッド事業からの撤退、全社を挙げての業務の効率化、経営の合理化に努めたことから、経常利益、当期利益ともに黒字回復いたしました。

3. 第178期は、減収により粗利益が減少したことに加え、生産量の調整に伴う製造損益の悪化により、経常利益が減少しました。また、投資有価証券評価損および子会社の土地再評価等の影響で損失が拡大したことから、当期損失となりました。

4. 1株当たり当期利益は、期中平均発行済株式数に基づき算出しております。なお、第178期より当期利益算出の母数から期中平均自己株式数を除外しており、第179期より当期利益から普通株主に帰属しない役員賞与を控除して算出しております。

Ⅱ　会社の概況

（以下の説明は、特に記載のない限り平成15年３月31日現在の状況であります。）

(1)　主要な事業内容

当社の主要な事業内容は、下記商品の製造および販売等であります。

部　　門	主　要　商　品　等
楽　　器	ピアノ、電子楽器、管楽器、弦楽器、打楽器、教育楽器、音響機器、防音室等
オーディオおよび情報通信機器	ホームシアター機器、ルーター、通信カラオケ機器、映像機器等
電子機器	半導体等
部品その他	ゴルフ用品、自動車用内装部品、各種パーツ等
教室収入他	音楽教室、英語教室、コンテンツ配信、レクリエーション施設営業委託、調律等の営業等

(2)　主要な営業所および工場

① 本　　社　静岡県浜松市中沢町10番１号

② 営 業 所　東京事業所　大阪事業所　名古屋事業所　九州事業所(福岡県)
　北海道事業所　仙台事業所

③ 工　　場　本社工場　天竜工場　磐田工場　掛川工場　豊岡工場
　(以上静岡県) 埼玉工場

(3) 株式の状況

① 会社が発行する株式の総数　700,000,000株

② 発行済株式総数　206,523,263株

(当期における転換社債の転換はありませんでした。)

③ 株　主　数　12,965名

④ 大　株　主

株主名	大株主の当社への出資状況		当社の大株主への出資状況	
	持株数	議決権比率	持株数	議決権比率
日本マスタートラスト信託銀行株式会社（信託口）	14,013,200株	6.83%	0株	0%
日本トラスティ・サービス信託銀行株式会社（信託口）	13,245,300	6.45	0	0
株式会社三井住友銀行	9,906,404	4.83	0	0
株式会社みずほコーポレート銀行	9,275,404	4.52	0	0
三井住友海上火災保険株式会社	9,269,925	4.52	4,514,655	0.31
株式会社静岡銀行	8,349,855	4.07	3,486,678	0.49
株式会社みずほ銀行	8,288,404	4.04	0	0
住友生命保険相互会社	7,300,000	3.56	0	0
日本生命保険相互会社	6,964,452	3.39	0	0
ノーザン トラスト カンパニー(エイブイエフシー) サブアカウントアメリカンクライアント	6,431,300	3.13	0	0

(注) 1．当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式8,908.02株（議決権比率0.16％）を保有しております。

2．当社は、株式会社みずほコーポレート銀行および株式会社みずほ銀行の完全親会社である株式会社みずほフィナンシャルグループの普通株式13,180.08株(議決権比率0.14％)を保有しております。

⑤ 自己株式の取得、処分等および保有

1．取得株式

単元未満株式の買取による取得

普通株式　118,301株

取得価額の総額　133百万円

2．処分株式

当期中の処分はありません。

3．決算期における保有株式

普通株式　164,339株

⑥ 単元株式数の引き下げ

平成14年8月1日より1単元の株式の数を1,000株から100株に引き下げました。

(4) 従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
6,109名	△ 142名	44才10月	23年7月

(5) 重要な子会社の状況その他の重要な企業結合の状況

① 重要な子会社の状況

会社名	資本金	議決権比率	主要な事業内容
ヤマハ コーポレーション オブ アメリカ	千米ドル 50,000	% 100.0	楽器の輸入および販売
ヤマハ ミュージック ホールディング ヨーロッパ	千ユーロ 70,000	100.0	欧州楽器販売の統括
ヤマハ ミュージック セントラル ヨーロッパ	20,452	100.0	楽器の輸入および販売
ヤマハ ケンブル ミュージック	千英ポンド 25	87.5	楽器の輸入および販売
ヤマハ カナダ ミュージック	千カナダドル 2,500	100.0	楽器の輸入および販売
ヤマハ楽器音響(中国)投資有限公司	千中国元 380,722	100.0	中国国内の投資管理および中国国内販売
天津ヤマハ電子楽器有限公司	76,800	60.0	楽器の製造および販売
ヤマハ エレクトロニクス マニュファクチャリング マレーシア	千マレーシアリンギッド 31,000	100.0	オーディオおよび情報通信機器の製造
ヤマハリビングテック株式会社	百万円 4,500	100.0	リビング用品の製造および販売
ヤマハ鹿児島セミコンダクタ株式会社	450	100.0	半導体の製造
ヤマハメタニクス株式会社	2,500	100.0	磁性材料・特殊合金の製造および販売
株式会社キロロ開発公社	8,000	94.3	スキー場、スポーツ施設および宿泊施設の経営

(注) ヤマハ ミュージック セントラル ヨーロッパおよびヤマハ ケンブル ミュージックの議決権比率は、子会社の間接所有によるものであります。

② その他の重要な企業結合の状況

会社名	資本金	議決権比率	主要な事業内容
ヤマハ発動機株式会社	百万円 23,251	% 28.3	二輪車・ボート等の製造および販売
株式会社コルグ	480	25.0	楽器の製造および販売

(注) ヤマハ発動機株式会社の議決権比率には、子会社による間接所有0.2%が含まれています。

③　企業結合の経過

1．成長する中国市場での円滑な事業推進のため、ヤマハ楽器音響（中国）投資有限公司を平成14年５月17日に設立しました。

2．統合が進む欧州市場において、楽器販売を統括する欧州統括会社ヤマハ ミュージック ホールディング ヨーロッパを平成14年９月19日に設立しました。これに伴い、ヤマハ ミュージック セントラル ヨーロッパ（ヤマハ ヨーロッパから商号変更）およびヤマハ ケンブル ミュージックほか７社は、同社の子会社となりました。

3．ヤマハリゾート株式会社は、平成14年10月１日に当社と合併し、解散しました。

④　企業結合の成果

連結対象子会社は、上記の重要な子会社12社を含む84社、持分法適用会社はヤマハ発動機株式会社および株式会社コルグの２社であります。当期の連結売上高は5,247億63百万円（前期比4.0％増加）、連結当期利益は179億47百万円（前期は連結当期損失102億74百万円）となりました。

(6) 主要な借入先

借入先	借入金残高	借入先が所有する当社の株式数	
		持株数	議決権比率
株式会社みずほコーポレート銀行	百万円 15,906	株 9,275,404	% 4.52
株式会社静岡銀行	5,236	8,349,855	4.07
株式会社三井住友銀行	4,436	9,906,404	4.83

(7) 取締役および監査役の氏名、会社における地位および担当または主な職業

地位	担当	氏名
代表取締役社長		伊藤修二
専務取締役		岸田勝彦
常務取締役	(ＡＶ・ＩＴ事業本部長)	前嶋邦啓
常務取締役	(事業開発本部担当)	和智正忠
常務取締役	(楽器事業本部長)	江川宣之
取締役	(カーパーツ事業部、購買・物流部、環境管理部、品質保証部、生産技術部担当)	梅田吉弘
取締役	(総務部長)	花本眞也
取締役	(半導体事業部長)	加藤博万
取締役	(経営企画室長)	黒江常夫
常勤監査役		太田直幹
常勤監査役		堀越美知夫
監査役		鈴木重文
監査役		中村公之

(注) 1．常勤監査役太田直幹および監査役中村公之の両名は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

2．決算期後の取締役の担当または主な職業の異動

平成15年５月９日付異動

氏名	地位	担当
前嶋邦啓	常務取締役	ＡＶ・ＩＴ事業本部、カーパーツ事業部担当
江川宣之	常務取締役	楽器事業本部担当
梅田吉弘	取締役	購買・物流部、環境管理部、品質保証部、生産技術部担当
花本眞也	取締役	総務部担当
加藤博万	取締役	半導体事業部、コンテンツ事業推進部、熱電素子事業推進部、事業開発本部、デザイン研究所、メディア総合戦略推進室担当
黒江常夫	取締役	経営企画室、人事部、情報システム部担当

貸借対照表

(平成15年3月31日現在)

(単位 百万円)

資産の部	
Ⅰ 流動資産	**104,521**
現金及び預金	19,127
受取手形	9,253
売掛金	39,260
製品及び商品	17,755
原材料	2,431
仕掛品	7,561
繰延税金資産	7,969
その他流動資産	2,507
貸倒引当金	△1,344
Ⅱ 固定資産	**242,978**
有形固定資産	**118,470**
建物及び構築物	42,170
機械及び装置	7,130
車輌運搬具	41
工具器具備品	4,797
土地	63,937
建設仮勘定	393
無形固定資産	**110**
借地権	110
投資等	**124,397**
投資有価証券	32,438
子会社株式	49,513
子会社出資金	14,752
長期貸付金	1,984
差入保証金	2,495
繰延税金資産	22,914
その他投資等	1,372
貸倒引当金	△1,074
資産合計	**347,499**

負債の部	
Ⅰ 流動負債	**88,961**
支払手形	688
買掛金	23,762
短期借入金	6,461
一年以内償還の転換社債	24,317
一年以内返済の長期借入金	6,220
未払金	4,235
未払法人税等	100
未払費用	18,675
前受金	408
預り金	817
アフターサービス費引当金	72
製品保証引当金	780
子会社支援引当金	1,264
延払未実現利益	528
その他流動負債	629
Ⅱ 固定負債	**112,143**
長期借入金	17,038
再評価に係る繰延税金負債	10,169
退職給付引当金	46,228
役員退職慰労引当金	721
長期預り金	37,020
預り保証金	965
負債合計	**201,105**
資本の部	
Ⅰ 資本金	**28,533**
Ⅱ 資本剰余金	**40,052**
資本準備金	40,052
Ⅲ 利益剰余金	**75,115**
利益準備金	4,159
任意積立金	58,854
特別償却準備金	21
圧縮記帳積立金	2,322
別途積立金	56,510
当期未処分利益	12,101
(うち当期利益)	(7,706)
Ⅳ 土地再評価差額金	**2,426**
Ⅴ 株式等評価差額金	**449**
Ⅵ 自己株式	**△183**
資本合計	**146,394**
負債及び資本合計	**347,499**

（注） 1．重要な会計方針
(1) 有価証券の評価基準及び評価方法
満期保有目的の債券…………………………償却原価法（定額法）
子会社及び関連会社株式……………………総平均法による原価法
その他有価証券　時価のあるもの………決算日の市場価格等に基づく時価法
（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）
時価のないもの………総平均法による原価法
(2) 棚卸資産の評価基準及び評価方法
製品・商品・原材料・仕掛品……………後入先出法による低価法
(3) 有形固定資産の減価償却方法は定率法によっております。但し、レクリエーション事業に係る施設については定額法によっております。
(4) 退職給付引当金は、従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。
過去勤務債務につきましては、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。
数理計算上の差異につきましては、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。
(5) 役員退職慰労引当金は、役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当期末要支給額を計上しております。
尚、役員退職慰労引当金は、平成14年改正前商法第287条の2に規定する引当金であります。
(6) 子会社支援引当金は、子会社が抱える欠損金を解消するための当社負担見込額を計上しております。
尚、子会社支援引当金は、平成14年改正前商法第287条の2に規定する引当金であります。
(7) 延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。
(8) 消費税等の会計処理方法は税抜方式によっております。

2．子会社に対する金銭債権及び金銭債務

短期金銭債権	9,718百万円	長期金銭債権	331百万円
短期金銭債務	12,318百万円	長期金銭債務	173百万円

3．有形固定資産の減価償却累計額　120,531百万円

4．土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。
(1) 再評価実施日　平成14年3月31日
(2) 再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定しております。
(3) 再評価を行った事業用土地の期末における時価と再評価後の帳簿価額との差額
△3,446百万円

5．貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、コンピューター設備等があります。

6．重要な外貨建資産

投資有価証券	544百万円	(50,000千台湾ドル他)
子会社株式	29,117百万円	(278,420百万インドネシアルピア・53,050千米ドル他)
子会社出資金	14,752百万円	(492,643千中国元・70,000千ユーロ他)
その他投資等	147百万円	(545千ユーロ他)

7．担保提供資産
投資有価証券　9百万円

8．保証債務　906百万円

9．輸出受取手形割引高　5,102百万円

10．1株当たり当期利益　36円95銭
当期から「一株当たり当期純利益に関する会計基準」（企業会計基準第2号平成14年9月25日）を適用して算定しております。

11．資産の時価評価差額金に係る配当制限
貸借対照表の資本の部に計上されている「株式等評価差額金」449百万円は、平成14年改正前商法第290条第1項第6号の規定により、配当に充当することが制限されるものであります。

12．当期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号平成14年2月21日）を適用しております。これによる当期の損益に与える影響は軽微であります。

13．「商法施行規則」（平成14年3月29日法務省令第22号）に基づいて、当期より貸借対照表の資本の部の表示（名称・配列）を変更しております。

14．ヤマハリゾート株式会社との合併
当社は、平成14年6月26日開催の定時株主総会において承認を受けました合併契約書に基づき、平成14年10月1日をもって、ヤマハリゾート株式会社と合併いたしました。
(1) 合併の日
平成14年10月1日（合併登記日）
(2) 合併による会社財産の引継
当社を存続会社、ヤマハリゾート株式会社を消滅会社とする合併について、当社が承継した資産の額、負債の額は以下の通りであります。

承継した資産の額	59,073百万円
承継した負債の額	58,127百万円
承継した純資産の額	945百万円

尚、合併の結果、当社の資本金は、28,533百万円（変更なし）、資本準備金は13,127百万円増加し、40,052百万円となりました。但し、合併差益945百万円と当社の保有していたヤマハリゾート株式会社株式を相殺したほか、ヤマハリゾート株式会社より△13,127百万円の土地再評価差額金を承継しております。

損 益 計 算 書

（平成14年4月1日から
平成15年3月31日まで）

（単位 百万円）

科目		
経 常 損 益 の 部		
Ⅰ 営業損益の部		
1. 売上高		334,078
2. 売上原価		245,721
売上総利益		88,356
3. 延払未実現利益		124
合計売上総利益		88,480
4. 販売費及び一般管理費		66,583
営業利益		**21,897**
Ⅱ 営業外損益の部		
1. 営業外収益		
受取利息	55	
受取配当金	1,207	
その他	397	1,661
2. 営業外費用		
支払利息	653	
その他	686	1,340
経常利益		**22,218**
特 別 損 益 の 部		
Ⅰ 特別利益		
1. 固定資産処分益	168	
2. 諸引当金戻入額	174	
3. 関連会社株式売却益	39	382
Ⅱ 特別損失		
1. 固定資産処分損	851	
2. 投資有価証券評価損	7,746	
3. 子会社株式評価損	1,477	
4. 子会社出資金評価損	242	
5. 子会社支援引当金繰入額	1,264	
6. 構造改革費用	2,161	13,743
税引前当期利益		8,857
法人税、住民税及び事業税		100
法人税等調整額		1,051
当期利益		**7,706**
前期繰越利益		4,557
土地再評価差額金取崩額		869
中間配当額		1,031
当期未処分利益		12,101

（注）子会社との取引高

売上高	163,072百万円
仕入高	87,736百万円
営業取引以外の取引高	4,828百万円

利 益 処 分 案

	円
当期未処分利益	12,101,583,123
特別償却準備金取崩高	9,000,000
圧縮記帳積立金取崩高	393,000,000
合計	12,503,583,123

これを次の通り処分する。

利益配当金（1株につき5円）	1,031,794,620
役員賞与金	80,000,000
（うち 監査役賞与金）	（ 12,000,000 ）
圧縮記帳積立金	330,000,000
買換資産取得特別勘定積立金	440,000,000
別途積立金	6,200,000,000
次期繰越利益	4,421,788,503

（注）平成14年12月10日に、1,031,989,490円（1株につき5円）の中間配当を実施しました。

会計監査人の監査報告書 謄本

独立監査人の監査報告書

平成15年５月７日

ヤマハ株式会社
取締役会　御中

新日本監査法人

代表社員 関与社員 公認会計士　木下邦彦 ㊞

代表社員 関与社員 公認会計士　河西秀治 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、ヤマハ株式会社の平成14年４月１日から平成15年３月31日までの第179期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3)　利益処分案は、法令及び定款に適合しているものと認める。
(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書 謄本

監　査　報　告　書

当監査役会は、平成14年４月１日から平成15年３月31日までの第179期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会及びその他の重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、また、会計監査人から監査に関する報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。子会社に対しても営業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査しました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に報告を求め、当該取引の状況を詳細に調査いたしました。

2．監査の結果

(1) 会計監査人である新日本監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成15年５月８日

ヤマハ株式会社　監査役会

常勤監査役　太田直幹 ㊞

常勤監査役　堀越美知夫 ㊞

監査役　鈴木重文 ㊞

監査役　中村公之 ㊞

(注) 常勤監査役太田直幹及び監査役中村公之は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

以　上

議決権の行使についての参考書類

1．総株主の議決権の数

2,052,470個

2．議案および参考事項

第１号議案　第179期利益処分案承認の件

議案の内容は、株主総会招集ご通知の添付書類15頁に記載の通りであります。

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り、安定的な配当を実施することを基本方針としております。当期末の利益配当金につきましては、業績の回復状況を踏まえ、１株につき１円増額し、１株につき５円（先に実施いたしました中間配当と合わせて年10円）とさせていただきたいと存じます。

また、役員賞与金は、80百万円（うち、監査役賞与金12百万円）とさせていただきたいと存じます。

第２号議案　自己株式取得の件

機動的な資本政策を遂行することが可能となるように、商法第210条の規定に基づき、本総会終結の時から次期定時株主総会終結の時までに、当社普通株式2,000万株、取得価額の総額300億円を限度として、取得することにつきご承認をお願いするものであります。

第３号議案　定款一部変更の件

１．議案の要領および変更の理由

平成15年４月１日に、「商法等の一部を改正する法律」（平成14年法律第44号）が施行され、株券失効制度が創設されたほか、定款規定に基づく株主総会の特別決議の定足数緩和が可能となったことに伴う所要の変更および若干の字句修正を行おうとするものであります。

2．変更の内容

（下線部が変更箇所）

現行定款	変更案
（株式取扱規則） 第7条　当会社の株券の種類並びに株式の名義書換、質権の登録、信託財産の表示、株券の不所持、株主（実質株主を含む。以下同じ。）としての諸届、国外株主の国内住所等の届出、株券の再発行、単元未満株式の買取りその他株式に関する取扱い及びその手数料並びに電磁的方法による株主権行使等の取扱いについては、取締役会で定める株式取扱規則による。	（株式取扱規則） 第7条　当会社の株券の種類並びに株式の名義書換、質権の登録、信託財産の表示、株券の不所持、株主（実質株主を含む。以下同じ。）としての諸届、国外株主の国内住所等の届出、株券の再発行、株券喪失登録の手続き、単元未満株式の買取りその他株式に関する取扱い及びその手数料並びに電磁的方法による株主権行使等の取扱いについては、取締役会で定める株式取扱規則による。
（名義書換代理人） 第8条　当会社は、株式につき名義書換代理人を置く。 2　名義書換代理人及びその事務取扱場所は、取締役会の決議によって定め、これを公告する。 3　当会社の株主名簿及び実質株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録及び信託財産の表示又はこれらの抹消、株券の再発行、単元未満株式の買取り、届出の受理等株式に関する事務は、名義書換代理人に取扱わせ、当会社においては取扱わない。	（名義書換代理人） 第8条　－現行第1項通り－ 2　－現行第2項通り－ 3　当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び株券喪失登録簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録及び信託財産の表示又はこれらの抹消、株券の不所持、株券の交付、株券喪失登録の手続き、単元未満株式の買取り、届出の受理等株式に関する事務は、名義書換代理人に取扱わせ、当会社においては取扱わない。
（基準日） 第9条　当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載又は記録された議決権を有する株主をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。 2　前項のほか必要があるときは、予め公告して基準日を定めることができる。	（基準日） 第9条　当会社は、毎年3月31日の最終の株主名簿に記録又は記載された議決権を有する株主をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。 2　－現行第2項通り－
（決議の方法） 第13条　株主総会の決議は、法令又は定款に別段の定めがある場合を除き、出席した株主の議決権の過半数をもって決する。 －新設－	（決議の方法） 第13条　－現行通り－ 2　商法第343条に定める特別決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上をもって決する。

第４号議案　取締役４名選任の件

取締役前嶋邦啓、和智正忠、江川宣之、花本眞也の４名は、本総会終結の時をもって任期満了となりますので、取締役４名の選任をお願いするものであります。

取締役候補者は、次の通りであります。

	氏名 （生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
1	前嶋邦啓（まえじま くにひろ） （昭和15年９月12日生）	昭和40年４月　当社入社 平成４年４月　同　ＡＶ機器事業部長 平成７年６月　同　取締役 平成11年10月　同　ＡＶ・ＩＴ事業本部長 平成12年６月　同　常務取締役 現在に至る 平成15年５月　同　ＡＶ・ＩＴ事業本部、カーパーツ事業部担当 現在に至る 他の会社の代表状況 ヤマハ楽器音響（中国）投資有限公司　副董事長 ヤマハ電子（蘇州）有限公司　董事長	10,200株
2	長谷川至（はせがわ とおる） （昭和11年５月15日生）	昭和35年４月　ヤマハ発動機株式会社入社 昭和60年７月　同　取締役 平成９年６月　同　常務取締役 平成12年６月　同　専務取締役 平成13年４月　同　代表取締役社長 現在に至る 他の会社の代表状況 ヤマハ発動機株式会社　代表取締役社長	5,000株
3	花本眞也（はなもと しんや） （昭和21年６月18日生）	昭和45年４月　当社入社 平成８年３月　同　国内楽器営業本部長 平成９年６月　同　取締役 現在に至る 平成13年８月　同　総務部長 平成15年５月　同　総務部担当 現在に至る	9,300株
4	牧野時久（まきの ときひさ） （昭和25年２月20日生）	昭和43年４月　当社入社 平成６年４月　同　経理部長 平成12年４月　同　経理・財務部長 現在に至る 平成13年２月　同　執行役員 現在に至る	4,882株

（注）１．長谷川　至は、商法第188条第２項第７号ノ２に定める社外取締役の候補者であります。

２．長谷川　至はヤマハ発動機株式会社の代表取締役社長を兼務し、同社は当社と製品・商品の売買取引等があるとともに、産業用ロボット事業において競業関係にあります。

第5号議案　監査役3名選任の件

監査役太田直幹、鈴木重文、中村公之の3名は、本総会終結の時をもって任期満了となりますので、監査役3名の選任をお願いするものであります。

なお、本議案の提出につきましては、監査役会の同意を得ております。

監査役候補者は、次の通りであります。

氏名 (生年月日)		略歴および他の会社の代表状況	所有する当社株式の数
1	おおたなおもと 太田直幹 (昭和16年9月20日生)	昭和40年4月　当社入社 昭和60年8月　同　人材開発部長 平成6年6月　同　常勤監査役 現在に至る	13,350株
2	みうらくにお 三浦州夫 (昭和28年2月13日生)	昭和54年4月　裁判官任官 昭和63年3月　裁判官退官 昭和63年4月　弁護士登録(大阪弁護士会入会) 清木尚芳法律事務所勤務 平成9年4月　河本・三浦法律事務所設立 現在に至る	0株
3	わくだはるひこ 和久田晴比古 (昭和23年4月2日生)	昭和46年4月　ヤマハ発動機株式会社入社 平成11年6月　同　取締役 現在に至る	2,000株

(注) 1. 太田直幹、三浦州夫の両名は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役の候補者であります。
2. 監査役候補者のうち、当社との間に特別の利害関係を有する者はありません。

第6号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件

本総会終結の時をもって退任される取締役和智正忠、江川宣之および監査役鈴木重文、中村公之の4氏に対し、在任中の労に報いるため、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈いたしたいと存じます。なお、その具体的金額、贈呈の時期、方法等は、取締役につきましては取締役会に、また監査役につきましては監査役の協議にご一任願いたいと存じます。

各氏の略歴は次の通りであります。

氏　名	略　歴
和智正忠（わちまさただ）	平成7年6月　当社取締役 平成12年6月　同　常務取締役 現在に至る
江川宣之（えがわのりゆき）	平成5年6月　当社取締役 平成12年10月　同　常務取締役 現在に至る
鈴木重文（すずきしげぶみ）	平成12年6月　当社監査役 現在に至る
中村公之（なかむらきみゆき）	平成12年6月　当社監査役 現在に至る

以　上

インターネットによる議決権行使のお手続きについて

インターネットにより議決権を行使される場合は、下記事項をご確認のうえ、行使していただきますようお願い申しあげます。

1．インターネットによる議決権行使は、当社の指定する議決権行使サイト（http://www.web54.net）をご利用いただくことによってのみ可能です。
なお、議決権行使サイトは、携帯電話を用いたインターネットではご利用いただけませんのでご了承ください。

2．インターネットにより議決権を行使される場合は、議決権行使書右片に記載の議決権行使コードおよびパスワードが必要となります。今回ご案内するパスワードは、原則として本株主総会に関してのみ有効です。次回の株主総会の際には、新たなパスワードを発行いたします。

3．インターネットによる議決権行使は、議決権行使結果の集計の都合上、可能な限り株主総会前日の平成15年6月25日（水曜日）の午後5時までに行使されますようお願いいたします。

4．インターネットと書面の両方で議決権行使をされた場合は、後に到着したものを有効な議決権行使としてお取り扱いいたします。ただし、この両方が同日に着信した場合は、インターネットによるものを有効な議決権行使としてお取り扱いいたします。

5．インターネットにより複数回、議決権行使をされた場合は、最後に行われたものを有効な議決権行使としてお取り扱いいたします。

6．議決権行使サイトへのアクセスに際して発生する費用は、株主様のご負担となりますのでご了承ください。

●インターネット議決権行使に関するお問い合わせ
中央三井信託銀行株式会社　証券代行ウェブサポート
電話　03（5677）2031
受付時間　土日休日を除く　9：00～21：00

株主総会会場ご案内図



N
東名高速道路
浜松インター
至東京
左側車線に寄って走ってください。
当社 18号館
直進となりますので、このあたりから
右側車線に寄って走ってください。
GASビル
サーラ
柳通り
GS
国道
152号線
遠州信用
金庫
ヤマハ
浜松東
郵便局
パチンコ
竜光
GS
陸橋
北
小
八幡駅
六間道路
浜松スポーツ
センター
中日新聞
浜松市役所
静岡文化芸術大学
芳川
遠鉄電車(高架)
ヤマハミュージック
浜松
東海道本線
浜松郵便局
新幹線
国道1号線
浜松アクトシティ
浜松駅
新浜松駅

浜松市中沢町10番1号

電話 (053)460―2211

(浜松駅より約2km、遠鉄八幡駅より徒歩約3分、
浜松インターより車で約30分。)

Exhibit 1

(Translation Only)

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 3, 2003

Notice of the 179th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby inform you of the 179th Ordinary General Meeting of Shareholders, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or via the Internet. If in writing, please review the Reference to Exercise of Voting Rights provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form to us so that it will be delivered to us by Wednesday, June 25, 2003. If voting via the Internet, please review the reference documents listed separately and exercise your voting rights after reading the section concerning the exercise of voting rights via the Internet.

Very truly yours,

Shuji Ito
President and Representative Director

The 179th Ordinary General Meeting of Shareholders

1. Date and time: Thursday, June 26, 2003 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Hamamatsu,
   Shizuoka, Japan
3. Agenda of the meeting

   Matters to be reported:

   The Balance Sheet as of March 31, 2003, the Business Report and Statement of Income for the 179th Fiscal Year (from April 1, 2002 through March 31, 2003).

   Matters to be resolved:

   Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 179th Fiscal Year

   Proposal 2 Acquisition of the Treasury Stocks
   The details of which are as set forth in the "Reference to Exercise of Voting Rights"

   Proposal 3 Amendment to the Company's Articles of Incorporation
   The details of which are as set forth in the "Reference to Exercise of Voting Rights"

   Proposal 4 Election of Four Directors

   Proposal 5 Election of Three Auditors

   Proposal 6 Payment of Retirement and Allowance to Retiring Directors and Auditors

---

Note: This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders: 2,052,470

2. Proposals and Reference Information

Proposal 1 - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 179th Fiscal Year

The details of the proposal are as follows.

Proposal of Appropriation of Unappropriated Retained Earnings

(Unit: Yen)

Unappropriated retained earnings at the end of the fiscal year.	12,101,583,123
Reversal of reserve for special depreciation	9,000,000
Reversal of reserve for advanced depreciation	393,000,000
TOTAL	12,503,583,123
To be appropriated to:	
Cash dividends (5 yen per share)	1,031,794,620
Director bonuses (including 12,000,000yen for auditors)	80,000,000
Reserve for advanced depreciation	330,000,000
Reserve for special account on replaced property	440,000,000
General reserve	6,200,000,000
Unappropriated retained earnings carried forward to the next fiscal year.	4,421,788,503

Note: Interim dividends aggregating 1,031,989,490 yen (5 yen per share) were paid on December 10, 2002.

The Company has a basic policy of strengthening its business base, improving share capital profit rates and paying stable dividends. Based on this policy, and in the back drop of a recovery in business performance, for the current period we propose to increase the dividend by 1 yen for a total of 5 yen per share (including the interim dividend already paid, the annual dividend is 10 yen per share). In addition, we propose director bonuses of 80 million yen (including 12 million yen for auditors).

(Translation Only)

Proposal 2 – Acquisition of the Treasury Stocks

To enable the implementation of a flexible capital strategy pursuant to the regulations set forth in Article 210 of the Commercial Code, it is proposed in the period from the conclusion of this Ordinary Shareholders' Meeting until the conclusion of the Ordinary Shareholders' Meeting for the next fiscal year for the Company to acquire 20,000,000 shares of its own common stock, the acquisition cost to be limited to a maximum amount of 30 billion yen.

Proposal 3 – Amendment to the Company's Articles of Incorporation

1. Reasons for Amendment

The "Commercial Code Partial Amendment Law" (2002, Legislation No. 44), was enacted on April 1, 2003. Besides newly establishing an invalid shares system, the new law also made it possible for companies, based on changes in their Articles of Incorporation, to ease the quorum requirements for votes on special resolutions. Accordingly, it is proposed to amend the present Articles of Incorporation where necessary.

(Translation Only)

2. The details of the Amendments

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(Rules Concerning the Handling of Shares) Article 7 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, purchasing of fractional units, and any other proceedings concerning share handling and relevant fees thereto and exercise of shareholders' rights through the electromagnetic means shall be governed by Share Handling Regulations established by resolution of the Board of Directors.	(Rules Concerning the Handling of Shares) Article 7 The Classes of this Company's share certificates, registration of transfer of shares, registration of the right of pledge, representation of trust assets, non-issuance of share certificates, notification by shareholders (including beneficiary shareholders), notification of the domestic address by foreign shareholders, reissuance of share certificates, procedures for registering lost shares, purchasing of fractional units, and any other proceedings concerning share handling and relevant fees thereto and exercise of shareholders' rights through the electromagnetic means shall be governed by Share Handling Regulations established by resolution of the Board of Directors.
(Transfer Agent) Article 8 1. The Company shall appoint a transfer agent for the transfer of shares. 2. The transfer agent and its business office shall be determined by resolution of the Board of Directors and shall be announced by public notice. 3. The shareholders' list shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, reissuance of share certificates, purchasing of fractional units and acceptance of notifications and other stock-related matters.	(Transfer Agent) Article 8 1. (As for the present Article 9-1) 2. (As for the present Article 9-2) 3. The shareholders' list (including beneficiary shareholders) and the registration list of lost shares shall be kept in the business office of the transfer agent, and the Company shall require the transfer agent to handle all proceedings of registration of transfer of shares, registration of the right of pledge, representation of trust assets or their deletion, non-issuance of share certificates, issuance of share certificates, procedures for registering lost shares, reissuance of share certificates, purchasing of fractional units and acceptance of notifications and other stock-related matters.

(Translation Only)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(Base Date) Article 9 1. With respect to the exercise of rights at the Ordinary General Meeting of shareholders, the shareholders who are noted or recorded in the final shareholder' list <u>(including beneficial owners' list)</u> as of March 31 shall be entitled to vote. 2. In addition, the Company may set a base date with public notice beforehand.	(Base Date) Article 9 1. With respect to the exercise of rights at the Ordinary General Meeting of shareholders, the shareholders who are noted or recorded in the final shareholder' list as of March 31 shall be entitled to vote. 2. (As for the present Articles 10-2).
(Voting on Resolutions) Article 13 Except as specified otherwise by law or in these Articles of Incorporation, resolutions shall be adopted at an General Meeting of Shareholders by a majority vote of the shareholders present.	(Voting on Resolutions) Article 13 1. (As for the present Article 13) 2. <u>Pursuant to the regulations set forth in Article 343 of the Commercial Code, special resolutions shall be adopted by a two-thirds or greater vote of shareholders with voting rights, provided that one-third of more of the total shareholders with voting rights are in attendance.</u>

(Translation Only)

Proposal 4 – Election of Four Directors

Four Directors, Kunihiro Maejima, Masatada Wachi, Noriyuki Egawa, and Shinya Hanamoto will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect four directors.

The table below lists the nominees for those positions

	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No.of company shares held
1	Kunihiro Maejima (September 12, 1940)	April 1965:	Entered the Company	10,200
		April 1992:	Manager of AV Equipment Division	
		June 1995:	Director	
		October 1999:	General Manager of AV & IT Business Group	
		June 2000:	Managing Director (to present)	
		May 2003:	Head of AV & IT Business Group and Car Parts Division (to present)	
		Representative Positions in other companies:	Vice President of Yamaha Music & Electronics (China) Co., Ltd. President of Yamaha Electronics (Suzhou) Co., Ltd.	
2	Toru Hasegawa (May 15, 1936)	April 1960:	Entered Yamaha Motor Co., Ltd.	5,000
		July 1985:	Director of Yamaha Motor	
		June 1997:	Managing Director of Yamaha Motor	
		June 2000:	Senior Managing Director of Yamaha Motor	
		April2001:	President and Representative Director of Yamaha Motor (to present)	
		Representative Positions in other companies:	President and Representative Director of Yamaha Motor Co., Ltd.	
3	Shinya Hanamoto (June 18, 1946)	April 1970:	Entered the Company	9,300
		March 1996:	General Manager of Domestic Musical Instruments Sales and Music Marketing Group	
		June 1997:	Director (to present)	
		August 2001:	Manager of General Administration Division	
		May 2003	Head of General Administration Division (to present)	
4	Tokihisa Makino (February 20, 1950)	April 1968:	Entered the Company	4,882
		April 1994:	Manager of Accounting Division	
		April 2000:	Manager of Accounting & Finance Division (to present)	
		February 2001:	Executive Officer (to present)	

Note: Toru Hasegawa is a candidate for outside director according to Article 188, Item 2, Paragraph 7, Subsection 2, of the Commercial Code. Hasegawa is concurrently President and Representative Director of Yamaha Motor Co., Ltd., which has a sales relationship with the Company in the area of products and merchandise. Yamaha Motor is also a competitor with the Company in the area of the industrial robot business.

(Translation Only)

Proposal 5 – Election of Three Auditors

Three auditors, Naomoto Ota, Shigebumi Suzuki, and Kimiyuki Nakamura will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect three auditors.

The table below lists the nominees for those positions

	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No.of company shares held
1	Naomoto Ota (September 20, 1941)	April 1965: Entered the Company August 1985: Manager of Human Resources Development Division June 1994: Statutory Auditor (to present)	13,350
2	Kunio Miura (February 13, 1953)	April 1979: Appointed as a judge March 1988: Resigned position as a judge April 1988: Registered as lawyer (joined Osaka Bar Association); practiced in Naoyoshi Seiki Law Office April 1997: Established Kawamoto & Miura Law Office (to present)	0
3	Haruhiko Wakuda (April 2, 1948)	April 1971: Entered Yamaha Motor Co., Ltd. June 1999: Director of Yamaha Motor (to present)	2,000

Note: Naomoto Ota and Kunio Miura are nominees for external auditor in accordance with Article 18, Paragraph 1, of the Commercial Code regarding corporate auditors. The nominees for auditor have no special interests with the Company.

(Translation Only)

Proposal 6 – Payment of Retirement and Allowance to Retiring Directors and Auditors

Directors Masatada Wachi and Noriyuki Egawa and Auditors Shigebumi Suzuki and Kimiyuki Nakamura will complete their terms of office upon conclusion of the 179th Ordinary General Shareholders' Meeting. It is proposed that in order to reward them for their dedication to duty while in office that retirement and bonus payments be paid to them in accordance with the Company's Standards for Calculating Retirement Allowance for Directors. Concerning the specific amount of payment and when and how it will be paid, it will be left up to the Board of Directors to discuss those matters for the Directors and the Audit Committee to discuss them for the Auditors.

The table below lists the two Directors and two Auditors

Name	Brief personal history	
Masatada Wachi	June 1995: June 2000:	Director Managing Director (to present)
Noriyuki Egawa	June 1993 October 2000:	Director Managing Director (to present)
Shigebumi Suzuki	June 2000:	Auditor (to present)
Kimiyuki Nakamura	June 2000:	Auditor (to present)

(Translation Only)

Concerning Procedures for Exercise of Voting Rights Via the Internet

The following items should be verified when exercising voting rights via the Internet.

1. It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company—http://www.web54.net. This Internet address cannot be accessed by mobile telephones.
2. When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 179th Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.
3. Because of the need to total the voting results, shareholders voting via the Internet are requested to exercise their voting rights as much as feasible prior to 5:00 p.m. on Wednesday, June 25, 2003, the day prior to convening of the 179th Ordinary General Shareholders' Meeting.
4. When a shareholder exercises voting rights via the Internet and by written ballot, the vote that arrives the latest will be deemed the valid vote. When both votes arrive on the same day, the Internet vote will be deemed the valid vote.
   When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.
   Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following :

The Chuo Mitsui Trust Banking Company, Limited
Securities Agent Web Support
Tel: 03-5677-2031
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

Exhibit 2

03 JUL 22 7:21

2003年6月18日

各 位

会 社 名　ヤ マ ハ 株式会社
代表者名　取締役社長　伊藤修二
(コード番号 7951 東証第1部)

子会社の解散に関するお知らせ

当社は、本日開催の取締役会において、子会社ワイピーパッケージ株式会社（非連結子会社）の解散を決議しましたので、お知らせいたします。

ワイピーパッケージ㈱は、工業製品の段ボール包装材等の開発・製造を手掛け、主にヤマハグループ企業への販売を中心に事業を展開して参りました。しかしながら、近年の大型鍵盤楽器の国内販売減や海外生産の進展による影響等を受け、売上減少が継続していました。

ワイピーパッケージ㈱ではヤマハグループ以外への販売拡大を進めるとともに徹底した経費削減策を実施して参りましたが、国内市場の継続的な縮退と、中国市場拡大に伴う国内古紙価格の上昇等の要因に加え、生産設備の耐用年数も限界に近づいていることから、今後の売上増・損益維持は困難と判断し、解散の決定に至りました。



1．概要

1）会社概要

社名　　　：ワイピーパッケージ株式会社（１９８７年設立）
所在地　　：静岡県浜松市和田町２０３
代表者　　：代表取締役社長　佐々木　勉
資本金　　：８千万円（ヤマハ株式会社９０％出資）
事業内容　：段ボール箱の製造販売、包装資材の販売
従業員数　：２４名（出向社員１３名含む）
売上　　　：１４億７千万円（２００３年３月期実績）

2）解散の日程等

解散決議　：２００３年１１月末日（予定）
従業員　　：割増退職金を支給し解雇
　　　　　　出向社員についてはグループ内にて再配置を予定

2．問合せ先

ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
TEL 03－5488－6601

以上

Exhibit 2

June 18, 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Code Number:	7951 (First Section of Tokyo stock exchange)
Contact:	Public Relations Division (03-5488-6601)

Closure of Operations and Liquidation of Y.P. Packaging Co., Ltd.

This is to announce the decision to close operations and liquidate the non-consolidated subsidiary, Y.P. Packaging Co., Ltd.

Y.P. Packaging develops and manufactures cardboard packaging for industrial products and its main business is the sale of such packaging to Yamaha Group companies. However, net sales have shown a continued decrease in recent years as a result of reduced domestic sales of larger musical instruments (keyboards) and the increased overseas production of musical instruments in general.

Although Y.P. Packaging expanded its sales activities to include customers outside the Yamaha Group and implemented far-reaching cost-cutting measures, prolonged severe domestic economic conditions, the rising price of recycled paper in Japan due to Chinese market growth, and the superannuation of production facilities that will soon require upgrading as well as the unlikelihood in the opinion of management of a future expansion in sales or improvement in profitability, have led to the decision to close operations and liquidate the subsidiary s assets.

Company Name	Y.P. Packaging Co., Ltd. (established: 1987)
Head Office	203 Wada-cho, Hamamatsu, Shizuoka
Representative	President and Representative Director Tsutomu Sasaki
Capital	¥80 million (90% invested by YAMAHA)
Business Fields	Manufacture and sale of cardboard boxes, sale of packaging materials
Number of Employees	24 (including 13 employees seconded from YAMAHA)
Net Sales	¥1.47 billion (for the fiscal year ended March 31, 2003)
Closing date for Operations	November 30, 2003 (tentative)
Employees	To be paid retirement bonus with additional stipend and discharged. Seconded employees will be placed in other Group companies.

Exhibit 3

平成15年6月26日

株 主 各 位

静岡県浜松市中沢町10番1号
ヤマハ株式会社
代表取締役社長 伊 藤 修 二

第179期定時株主総会決議ご通知

拝啓 ますますご清栄のこととお慶び申しあげます。

さて、本日開催の当社第179期定時株主総会において、下記の通り報告ならびに決議されましたので、ご通知申しあげます。

敬 具

記

報告事項 平成15年3月31日現在の貸借対照表ならびに
第179期（平成14年4月1日から 平成15年3月31日まで）営業報告書および損益計算書の内容報告の件
本件は、上記計算書類の内容を報告いたしました。

決議事項

第1号議案 第179期利益処分案承認の件
本件は、原案通り承認可決され、利益配当金は1株につき5円と決定いたしました。

第2号議案 自己株式取得の件
本件は、原案通り商法第210条の規定に基づき、本総会終結の時から次期定時株主総会終結の時までに、当社普通株式2,000万株、取得価額の総額300億円を限度として、取得することが承認可決されました。

第3号議案 定款一部変更の件
本件は、原案通り承認可決されました。
変更内容の概要は次の通りであります。
「商法等の一部を改正する法律」（平成14年法律第44号）の施行に伴い、株券失効制度に関する所要の変更および株主総会における特別決議の定足数緩和規定の追加ならびに若干の字句修正を行いました。

第4号議案 取締役4名選任の件
本件は、原案通り取締役に前嶋邦啓、花本眞也の両名が再選され、新たに長谷川至、牧野時久の両名が選任され、それぞれ就任いたしました。

第５号議案　監査役３名選任の件

本件は、原案通り監査役に太田直幹が再選され、新たに三浦州夫、和久田晴比古の両名が選任され、それぞれ就任いたしました。

第６号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件

本件は、原案通り取締役を退任された和智正忠、江川宣之の両氏および監査役を退任された鈴木重文、中村公之の両氏に対し、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、取締役につきましては取締役会に、また監査役につきましては監査役の協議に一任されました。

以　上

なお、本総会終了後に開催された取締役会において、役付取締役が選任され、就任いたしました。また、監査役の互選により、常勤監査役が選任され、就任いたしました。

この結果、役付取締役および常勤監査役は次のようになりました。

代表取締役社長	伊　藤　修　二
専務取締役	岸　田　勝　彦
常務取締役	前　嶋　邦　啓
常務取締役	加　藤　博　万
常勤監査役	太　田　直　幹
常勤監査役	堀　越　美知夫

（ご案内）

第179期利益配当金（１株につき５円）は同封の「郵便振替支払通知書」により最寄りの郵便局で取扱期間中にお受け取りください。また、銀行預金口座振込をご指定いただきました方には、「配当金計算書」および「お振込先について」を同封いたしましたのでご確認ください。

Exhibit 3

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 26, 2003

Notice of Resolutions Passed at the 179th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 179th Ordinary General Meeting of Shareholders held today.

Very truly yours,

Shuji Ito
President and Representative Director

Matters reported: The Balance Sheet as of March 31, 2003, and the Business Report and Statement of Income for the 179th Fiscal Year (from April 1, 2002 through March 31, 2003).

The contents of the above financial documents were duly reported.

Matters resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 179th Fiscal Year

The matter was approved as originally proposed. The year-end dividend shall be 5 yen per share.

Proposal 2 Acquisition of the Treasury Stocks

The matter was approved as originally proposed. Pursuant to the regulations set forth in Article 210 of the Commercial Code, the Company shall be allowed to acquire not more than 20 million shares of its common stock at a cost limited to a maximum amount of 30 billion yen during the period from the conclusion of the 179th Ordinary General Meeting of Shareholders until the conclusion of the Ordinary Shareholders' Meeting for the next fiscal year.

Proposal 3 Amendment to the Company's Articles of Incorporation

The matter was approved as originally proposed. The summary of the amendment is as follows:
In accordance with the enactment of "The Commercial Code Partial Amendment Law (2002, Legislation No.44), the relevant articles in the Articles of Incorporation concerning the invalid shares system were amended where necessary, and the provisions to ease the quorum requirements for votes on special resolutions were added and made

minor changes to certain language.

Proposal 4 Election of Four Directors

The matter was approved as originally proposed.
As Directors, two nominees — Kunihiro Maejima and Shinya Hanamoto were reappointed, and another two nominees — Toru Hasegawa and Tokihisa Makino were newly appointed. These four nominees accepted the appointment.

Proposal 5 Election of Three Auditors

The matter was approved as originally proposed.
As Auditors, one nominee — Naomoto Ota was reappointed and, two nominees — Kunio Miura and Haruhiko Wakuda were newly appointed. These three nominees accepted the appointment.

Proposal 6 Payment of Retirement Allowance to Retiring Directors and Auditors

The matter was approved as originally proposed.
The retirement allowance in accordance with the Standards for Calculating Retirement Allowance for Directors will be paid to two retiring Directors, Masatada Wachi and Noriyuki Egawa, and two retiring Auditors, Shigefumi Suzuki and Kimiyuki Nakamura. The specific amount of payment, and when and how it will be paid are to be determined by the Board of Directors in the case of retiring Directors and the Board of Auditors in the case of retiring Auditors.

****

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the Directors with titles were elected and duly appointed. In addition, a mutual election of auditors was conducted for the election and appointment of standing auditors. As a result, the officers and standing auditors of the Company are as follows.

President and Representative Director:	Shuji Ito
Senior Managing Director:	Katsuhiko Kishida
Managing Director:	Kunihiro Maejima
Managing Director:	Hirokazu Kato
Standing Auditor:	Naomoto Ota
Standing Auditor:	Michio Horikoshi

****

(Information)

In accordance with the enclosed "Notice of Postal Transfer Payment," the dividend for the 179th fiscal year (5 yen per share) will be paid out during the specified handling period at your nearest post office. If you have already specified an account to which the dividend should be directly transferred, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

Exhibit 4

２００３年７月８日

各　位

会社名　　ヤマハ株式会社
代表者名　　代表取締役社長　伊藤修二
本社所在地　静岡県浜松市中沢町１０番１号
コード番号　７９５１
上場取引所　東証　一部
問い合わせ先　広報部（TEL　03-5488-6601）

ＡＤＲプログラム設定について

当社はこの度、米国預託証券（ＡＤＲ注）プログラム Level-1 を設定いたしました。これにより当社株式がＡＤＲの形態で米国店頭取引（非上場）において流通が可能となります。

ＡＤＲ注　「American Depositary Receipt」の略で、外国企業が原株式に代えて米国で流通させる、ドル建ての譲渡可能記名式証券です。

記

１．ＡＤＲプログラム設定の目的

ＡＤＲプログラム Level-1 設定により、外国人投資家に対する利便性を高めることで、米国店頭取引（非上場）を通して、新規の投資家層の拡大及びヤマハブランド知名度の向上を目的としております。

２．ＡＤＲプログラムの詳細

①ＡＤＲプログラムの種類	Ｌｅｖｅｌ－１　スポンサー付き
②売買開始日	２００３年７月７日（ニューヨーク時間９：００）
③原株との交換比率	１ＡＤＲ＝原株１株
④米国証券コード	９８４６２７　１０　９
⑤預託銀行	ドイツ銀行信託会社アメリカ (Deutsche Bank Trust Company Americas)
⑥原株保管銀行	株式会社　三井住友銀行

以上

Exhibit 4

July 8, 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Code Number:	7951 (First Section of Tokyo stock exchange)
Contact:	Public Relations Division (03-5488-6601)

YAMAHA Establishes ADR Program

YAMAHA Corporation has established a Level I American Depositary Receipt (ADR)* Program. The Level I ADR Program will enable over-the-counter (OTC) trading of unlisted ADRs representing YAMAHA stock.

1. Reason for the establishment of the program

The purpose of the Level I ADR Program is to encourage foreign investment in YAMAHA shares through the U.S. over-the-counter market, thereby expanding YAMAHA s shareholder base and brand recognition in the United States.

2. Description of the program

1.	Type of ADR program:	Sponsored Level I ADR Program
2.	Effective date:	July 7, 2003, at 9:00 A.M. (U.S. Eastern Standard Time)
3.	Ratio:	1 ADR = 1 ordinary share
4.	U.S. security code:	(Cusip) 984627 10 9
5.	Depositary bank:	Deutsche Bank Trust Company Americas
6.	Local custodian bank:	Sumitomo Mitsui Banking Corporation

*American Depositary Receipts are U.S. dollar-denominated negotiable instruments issued in the U.S. by a depositary bank representing ownership of non-U.S. securities.

Exhibit 5

03.10.20 7:21

２００３年７月１７日

会社名　　　ヤマハ株式会社
代表者名　　代表取締役社長　伊藤修二
本社所在地　静岡県浜松市中沢町１０番１号
コード番号　７９５１（東証一部）

欧州委員会（EC）の制裁金賦課決定について

このほど、当社および当社の欧州楽器販売現地法人４社(注)は、ＥＵ地域のディーラー等との契約が、域内における競争を妨げる契約や慣習を禁止するＥＵ競争法（ＥＣ条約81条および欧州経済地域協定53条）に抵触するとして、欧州委員会（ＥＣ）より総額２５６万ユーロ（約３億４千万円）の制裁金の支払命令を受けました。

当社としては、遺憾ながら過去の各国販売契約書の一部に競争法に触れる競争制限的な条項が存在した事実は認めるものの、各条項に競争制限の意図はなく、実際の競争制限効果も市場に発生していないことを考慮すべきであると主張してきました。
今後の対応につきましては、専門家の意見等も聞きながら検討して参ります。

本件に関しては欧州委員会からの各販売現地法人への調査依頼があった2000年10月以降、欧州統括本社を統一の窓口として誠実かつ迅速に調査への協力、資料の提供等を継続して参りました。更に、関係するディーラー等に対し、直ちに問題となった条項の無効を通知するとともに全欧の取引契約を見直し、2002年４月より共通の新契約への移行を完了しております。
今後も遵法精神に則り、再度このような指摘を受けることのないよう、コンプライアンス体制の整備およびコンプライアンスプログラムの一層の徹底を図って参ります。

(注) ヤマハ・ミュージック・セントラル・ヨーロッパ（ドイツ）、ヤマハ・ミュージック・フランス（フランス）、ヤマハ・ムジカ・イタリア（イタリア）、ヤマハ・スカンジナビア（スウェーデン）

本件に関するお問合せ先
ヤマハ株式会社　広報部　コーポレート・コミュニケーショングループ
<東京>　０３－５４８８－６６０１
<浜松>　０５３－４６０－２２１０

以上

Exhibit 5

(Translation Only)

July 17 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Code Number:	7951 (First Section of Tokyo stock exchange)
Contact:	Public Relations Division (03-5488-6601)

European Commission Resolves to Impose Fines

The European Commission (EC) has announced its decision to fine YAMAHA CORPORATION and *four of its European musical instrument sales subsidiaries. The fines of Euro 2.56 million are for alleged breaches of European competition law (EC Article 81 and EEA Agreement Article 53, which prohibit anti-competitive agreements and practices).

Yamaha is carefully reviewing the Commission's decision that it has only just received. Yamaha recognizes that some of its old agreements, which have since been replaced, may have contained some ambiguous provisions. However, none of the provisions objected to by the Commission was ever enforced and there has been both considerable cross border Yamaha business within Europe and active price competition, without interference by Yamaha

Yamaha has co-operated fully with the Commission's investigation and is committed to responding the letter and the spirit of EU competition law. To this end, Yamaha has entered into new distribution agreements and taken measures to ensure its continued compliance.

*Yamaha Music Central Europe G.m.b.H(Germany,),
Yamaha Musique France S.A.(France)
Yamaha Musica Italia S.p.A.(Italy)
Yamaha Scandinavia AB(Sweden)